

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2010

Mr. Ryan E. Hart
Director and Executive Chairman
TurkPower Corporation
100 Park Avenue Suite 1600
New York, NY 10017

      Re: TurkPower Corporation
                Item 4.02 Form 8-K
                Filed April 30, 2010
                Item 4.02 Form 8-K
                Filed July 13, 2010
                File No. 000-52630

Dear Mr. Hart:

      We have completed our review of your Item 4.02 Form 8-K and amendment and have no further comments at this time on the specific issues raised.

                Sincerely,

                Ryan Rohn
                Staff Accountant